JPMorgan Double Short US Long Bond Treasury Futures ETNs

September 21, 2010

800-576-3529
www.jpmorgan.com/etn

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
September 21, 2010

Important Information

JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the "SEC")
for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities.
You may get these documents without cost by visiting EDGAR on the SEC Website at
www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (800) 576-3529.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

The JPMorgan Double Short US Long Bond Treasury Futures ETNs (the "ETNs") are
our senior unsecured obligations and are not secured debt. Investing in the ETNs is not equivalent to directly taking a short position or otherwise investing in the NYSE Long Bond US Treasury Futures Index (the "Index") or the futures contracts underlying the Index.

ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may require us to repurchase directly as specified by the relevant pricing supplement and product supplement. Commissions may apply and there are tax consequences in the event of sale, early repurchase or maturity of the ETNs. Sales in the secondary market may result in significant losses. Buying and selling ETNs may result in brokerage commissions.

Investments in the ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon. Any simulated historical performance records included in this free writing prospectus are hypothetical. No representation is being made that the
Index will achieve an actual performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical performance record and the actual record that an index subsequently achieved.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. J.P. Morgan
Securities Inc. ("JPMSI") is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise

IRS Circular 230 Disclosure

JPMorgan Chase and Co. and its affiliates do not provide tax advice. This free writing prospectus was written in connection with the promotion or marketing by
JPMorgan Chase and Co. of the ETNs, and it cannot be used by any taxpayer for the purpose of avoiding penalties that may be asserted against it under the
Internal Revenue Code. Taxpayers should seek advice based on their particular circumstances from an independent tax adviser.

Index Disclaimers

NYSE US Long Bond Treasury Futures Index is a service mark of NYSE Euronext or its affiliates ("NYSE Euronext") and has been licensed for use by J.P. Morgan
Securities Inc. in connection with the notes. The notes are not sponsored, endorsed, sold or promoted by NYSE Euronext. NYSE Euronext makes no representations or warranties regarding the notes or the ability of the NYSE US
Treasury 30 Year Futures Index to track general treasury futures market performance.

NYSE EURONEXT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY
DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE
WITH RESPECT TO THE NYSE US TREASURY 30 YEAR FUTURES INDEX OR ANY DATA INCLUDED
THEREIN. IN NO EVENT SHALL NYSE EURONEXT HAVE ANY LIABILITY FOR ANY SPECIAL,
PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF
NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the ETNs use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. The results obtained from such
"back-testing" information should not be considered indicative of the actual results that might be obtained from an investment in the ETNs. J.P. Morgan provides no assurance or guarantee that the ETNs will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this free writing prospectus

Overview of the JPMorgan Double Short US Long Bond Treasury Futures ETNs

Investment Rationale

The JPMorgan Double Short US Long Bond Treasury Futures ETNs (the "ETNs") are designed for investors who want to monetize and leverage a rising rates view at the long end of the US Treasury curve. This allows for the possibility, subject to the resetting leverage feature, to profit from a rising rates view.

The ETNs are inversely linked to the performance of the NYSE US Long Bond Treasury Futures Index (the "Index"). The Index seeks to replicate the returns of maintaining a long position in the longer dated end of the US Treasury curve. The ETNs provide double inverse leveraged exposure to the Index so that you positively benefit from a fall in the price of the Index due to a rise in prevailing yields.

The ETNs employ a new leverage reset mechanism that aims to:

- reduce the frequency of leverage resets
- maintain the exposure of the ETNs within a defined range of 180-220%

The dual effect of these control mechanisms is to better mitigate some of the tracking error of daily resetting instruments while simultaneously attempting to ensure that the leverage remains controlled within a predetermined range between two reset dates[2].

Investors can trade the ETNs on the NYSE Arca or receive a cash payment at maturity or upon early repurchase[1], based on the leveraged inverse performance of the Index, compounded from one reset period to the next, less investor fees* and the repurchase[1] fee, if applicable.

The ETNs are not intended to be long-term investments. Investors should be willing to actively monitor their investment in the ETNs. The ETNs are senior unsecured obligations of JPMorgan Chase & Co. and are subject to optional early redemption at the discretion of JPMorgan Chase & Co. after one year.

ETN Details

Ticker	DSTJ
Intraday Indicative Value Ticker	DSTJ.IV**
Index	NYSE US Long Bond Treasury Futures Index (USTLBD)
Inception Date	On or about October 4, 2010
Primary Exchange	NYSE Arca
Investor Fee	0.85% per annum*
Maturity Date	September 30, 2025

*The investor fee is deducted daily from the closing note value.
**The intraday indicative value of the ETNs (the "IV") is meant to approximate the intrinsic economic value of an ETN. The IV calculation will be provided for reference purposes only. It is not intended as a price or quotation. The IV will be based on the intraday indicative values of the Index, and may not be equal to the payment at maturity or upon early repurchase. Please see the relevant pricing supplement for details.

Benefits of Investing in the ETNs

- Provide double inverse leveraged exposure to the Index
- Potential for appreciation in the value of the ETNs during any single reset period in which the Index declines
- May be used to implement a bearish view on the Index
- Exchange traded liquidity provided by the NYSE Arca
- Reasonable to treat as generating capital gain and loss

The ETNs rebalance exposure to the Index on reset dates. Due to the compounding effect of the inverse leveraged performance of the Index, the cumulative percentage increase or decrease in the ETNs over a period longer than a reset period may diverge significantly in amount and possibly direction when compared to -200% of the cumulative percentage index performance over the same period.

1. Investors may request on a daily basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a Repurchase Fee of 0.125%, as further described in the relevant pricing supplement.
2. The exposure amount with respect to a reset is determined as -200% times the closing note value on the determination day and is effected on the next trading day. Accordingly there is a one-trading day lag between when the exposure is determined and when it goes into effect. Please see the relevant pricing supplement for details.

1

Benefits of the ETNs' Leverage Mechanism

The ETNs employ a new leverage reset mechanism that aims to reduce the frequency of leverage resets while maintaining the exposure of the ETNs within a defined range.

By resetting leverage only on predetermined dates, or when a leverage threshold of 180-220% is breached, the ETN is intended to provide leveraged exposure to the Index in a controlled manner.

Typically, when trying to initiate a short position, investors have been faced with a difficult choice - namely, to purchase an asset that maintains a constant leverage factor or purchase an asset that offers a point-to-point return.

A daily reset investment that offers a constant leverage factor can potentially suffer a drag on performance due to the constant compounding nature of the investment. For example, if on day one an index with a starting level of 100 appreciated to close the day at 102, a $50 investment in a 200% inversely leveraged product should show a loss of 4% to be worth $48.00. If on day two the
Index retraces its growth to finish back at 100, it would have depreciated by
1.96%. The 200% inversely leveraged product would therefore show a gain of 3.92%
but would do so on only the $48.00 closing value from the previous day. Despite the index being essentially flat over the two-day period, the daily reset product reflects a value of approximately $49.88*.

The trade off with a non-resetting product is that over time there is no control on the exposure required to ensure the point-to-point leveraged returns are realized. As such the investor who fails to hold this point-to-point asset from inception to maturity can end up with a different return profile and, in some circumstances, a considerably more volatile asset.

If an index has a starting level of 100 and increases over time to 115, a $50 investment in a non-resetting product with an inverse leverage of 200% would be worth $35.00. To maintain the point-to-point leverage factor of -200% the product would have an effective exposure of -328% ($35.00 / 115)*. The exposure would continue to increase as the index appreciates. On the other hand, as the index depreciates, the daily exposure could decline below the initial -200%. As a result, non-resetting point-to-point structures cause the daily exposure to fluctuate in a manner that may be inconsistent with the investors primary objective.

The ETN attempts to address this concern by monitoring the exposure daily and ensuring that if at anytime between two quarterly reset dates the exposure exceeds the stated 180-220% range, the ETN resets the next day back to an initial exposure of 200%. In addition, the ETN will reset the exposure back to
200% quarterly.

The ETNs rebalance exposure to the Index on reset dates. Due to the compounding effect of the inverse leveraged performance of the Index, the cumulative percentage increase or decrease in the ETNs over a period longer than a reset period may diverge significantly in amount and possibly direction when compared to -200% of the cumulative percentage index performance over the same period.

"Daily Reset Leverage Products" refer to the class of leverage products where the leverage is reset daily. "Non-Reset Leverage Products" refers to the class of leverage products where the leverage is set once at inception and is not reset thereafter.
*Examples exclude the accrued cash return and Investor Fee where applicable for ease of illustration

Daily determination of the ETN values and the current exposure amounts

ETN Value

On any day in a reset period, the ETN Value is calculated as:

Determining the leverage amount

On a quarterly reset date, or a day after which the leverage has breached the predetermined range of 180-220%, the exposure is reset to equal -200% times the
Closing Note Value on the preceding trading day.

On any other day the exposure or leverage is calculated as:

Hypothetical historical illustration of changes in the current exposure

Hypothetical historical levels for the Current Percentage Exposure: January 2005 to August 2010 (assumes ETNs have an inception date of Jan 1, 2005)

The hypothetical historical current exposure percentage obtained from this back-testing should not be considered indicative of the actual current percentage exposure that would result during your investment in the ETNs.
JPMorgan provides no assurance that the actual performance of the ETNs would result in the current exposure percentage displayed in the preceding graph.
Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information above. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

The NYSE US Long Bond Treasury Futures Index

The NYSE US Long Bond Treasury Futures Index (the "Index") is maintained and calculated by NYSE Arca, and aims to replicate the returns of maintaining a continuous rolling long position in CBOT U.S. Treasury Bond futures contracts.

At any given time, the index references a single CBOT US Treasury bond futures contract that is either closest to expiration (the "near futures contract") or the futures contract scheduled to expire immediately following the near futures contract ("the far futures contract").

The Index undergoes a quarterly roll from the near futures contract into the far futures contract. The roll takes place through a rebalance that is effective for the last trading day of the month prior to that in which the near futures contract expires. The index rebalance consists of the notional value of the near futures contract being reinvested into the far futures contract. The roll occurs at the settlement prices of both the near and far futures contracts on the second to last trading day of the month prior to that of the near futures contract's expiration.

NYSE Arca may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

Historical hypothetical Index and ETN returns

Sources: Bloomberg, JPMorgan. Calculated as of Aug 31,2010. Returns are
calculated as compounded returns over the period. Hypothetical and/or actual historical performance is not indicative of future results. There is no assurance that the ETNs will outperform or inversely outperform any alternative investment strategy.

*Correlation refers to the degree to which the relevant market measure changes relative to changes in the NYSE US Long Bond Treasury Futures Index

Historical hypothetical index performance from January 2005 through August 2010

Sources: Bloomberg, JPMorgan. Hypothetical and/or actual historical performance is not indicative of future results. The Index was established on August 11,
2010.

What are the main risks of investing in the ETNs?

Risks associated with inverse and leverage performance

The ETNs include inverse and leverage performance and are designed to be actively managed investments for sophisticated investors who understand leverage risk. Any positive performance of the Index will be inversely leveraged.

If you hold the notes for longer than the period between any two consecutive
Reset Dates, your percentage exposure will likely not be equal to -200% and may be greater in magnitude than -220% or less in magnitude than -180%. Accordingly, you could lose more than 2% of your original investment for each 1% positive
Index performance relative to the date you purchased your ETNs.

Due to the compounding of returns from one reset period to another, the performance of the ETNs for periods longer than the period between two consecutive Reset Dates will likely differ in amount and possibly direction from the inverse leveraged performance of the Index for the same period.

The occurrence of reset dates is based on the level of the current exposure, which is based on the index performance. During periods of high volatility in the index, additional reset dates may occur frequently and could occur daily.
Any negative effect due to compounding will be magnified if the Index is volatile.

The reset goes into effect one-trading day after the day on which the reset exposure amount is determined. This one- trading day lag may reduce any positive return or magnify any negative return.

Other risks associated with the ETNs

The ETNs do not pay interest and may result in a loss.

The ETNs are exposed to the credit risk of JPMorgan Chase & Co.

The investor fee and repurchase fee will reduce returns.

Potential conflicts: We and our affiliates play a variety of roles in issuing these ETNs, including acting as calculation agent and hedging our obligations under the ETNs.

We will automatically redeem your ETNs, and you will receive no payment, on any day on which the Closing Note Value is zero.

Investing in the ETNs is not equivalent to directly taking a short position in
30Y Treasury futures contracts.

The Index was created on August 11, 2010, has limited operating history and may perform in unexpected ways.

The ETNs are subject to optional early redemption by JPMorgan Chase & Co. after one year

The cash payment you receive, if we elect to redeem the ETNs, may be less than the amount you might have received

if you determined when to dispose of the ETNs.

If the notes are redeemed before maturity, you might not be able to reinvest the proceeds in an instrument with similar characteristics.

The tax consequences of the ETNs are uncertain.

The use of futures contracts as components of the Index may contribute to the volatility of the ETNs.

The settlement price of the 30-year futures contract may not be readily available.

The Index tracks a single futures contract and thus does not benefit from any advantages of a diversified investment.

The Index comprises notional assets.

The ETNs are subject to interest rate risk.

The ETNs may not have an active trading market and may not continue to be listed over their term.

The Issuer's obligation to repurchase the ETNs is subject to substantial minimum size restrictions.

You will not know how much you will receive upon early repurchase at the time that you make a repurchase election.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the
"Selected Risk Considerations" section in the relevant pricing supplement.